Exhibit 21.1

Subsidiaries of Registrant

The Company or the registrant has seven wholly-owned subsidiaries, six of which are corporations organized under the laws of the State of New Hampshire: Concord Electric Company, Exeter & Hampton Electric Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc. and Unitil Service Corp. The seventh, Fitchburg Gas and Electric Light Company, is organized under the laws of the State of Massachusetts. Usource, Inc., which is a corporation organized under the laws of the State of Delaware, is a wholly owned subsidiary of Unitil Resources, Inc.   Usource L.L.C., which is a corporation organized under the laws of the State of Delaware is a wholly owned subsidiary of Usource, Inc.